Exhibit 99.1

Exhibit No.	Exhibit

99.1

Copies of the disclosure letters that were filed today, March 16, 2023, by PLDT Inc. with the Philippine Securities and Exchange Commission, the Philippine Stock Exchange, Inc., and the Philippine Dealing and Exchange Corporation of PSE Disclosure Form 4-2 in relation to PLDT’s proposed acquisition of the broadband business and its related assets of Sky Cable Corporation (“Sky”) through the purchase of 100% of Sky’s total issued and outstanding capital stock.

March 16, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

OIC-Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith PSE Disclosure Form 4-2 in relation to PLDT’s proposed acquisition of the broadband business and its related assets of Sky Cable Corporation (“Sky”) through the purchase of 100% of Sky’s total issued and outstanding capital stock.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,424 As of February 28, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
March 16, 2023

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

PLDT Inc.

TEL

PLDT Inc.

TEL

PSE Disclosure Form 4-2 – Acquisition/Disposition of Shares of Another Corporation

References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure:
PLDT to Acquire Sky’s Broadband Business.
Background/Description of the Disclosure:

On March 16, 2023, PLDT Inc. (“PLDT”) entered into a Sale and Purchase Agreement with Sky Vision Corporation, ABS-CBN Corporation, and Lopez, Inc. (collectively, the “Sellers”), for the proposed acquisition by PLDT of the broadband business and its related assets of Sky Cable Corporation (“Sky”), through the purchase of 100% of Sky’s total issued and outstanding capital stock, for a total purchase price of PhP6.75 billion.

The closing of the proposed transaction shall be subject to compliance with certain conditions precedent which include, among others, the termination or cessation of operations by Sky of its pay TV and cable businesses, obtaining all applicable government approvals and clearances, obtaining all required consents and corporate actions, and payment of the Purchase Price.

Date of Approval by Board of Directors:
The Board of Directors of PLDT approved the transaction on March 16, 2023.
Rationale for the transaction including the benefits which are expected to be accrued to the Issuer as a result of the transaction:

The proposed transaction is aligned with PLDT’s mission to narrow the digital divide by expanding broadband connectivity, and supports the government’s push to expand the nation’s digital infrastructure.

The proposed transaction is expected to benefit the existing broadband subscribers of both PLDT and Sky by: (a) strengthening and expanding the coverage of their offerings and services, particularly in remote areas; and (b) upgrading overall customer experience through the combined expertise, resources, and capabilities of PLDT and Sky.
Details of the Acquisition:
Please refer to “Background/Description of the Disclosure”.
Manner of Acquisition:
Please refer to “Background/Description of the Disclosure”.
Description of the company to be acquired:

Sky is a corporation organized and existing under the laws of the Republic of the Philippines, with office address at 6th Floor, Eugenio Lopez Jr. Communications Center, Mother Ignacia St., Quezon City. It is primarily engaged in the business of providing broadband services marketed as “Sky Fiber” and enterprise cable broadband services marketed as “Sky Biz”. In addition to broadband business, Sky also provides pay TV and cable services.

Number of shares to be acquired:
The proposed transaction involves the acquisition by PLDT of 100% of Sky’s total issued and outstanding capital stock consisting of 1,376,340,854 common shares (the “Sale Shares”).
Percentage to the total outstanding shares of the company subject of the transaction:
Please refer to “Number of shares to be acquired”.
Price per share:
The Purchase Price for the acquisition by PLDT of the Sale Shares is PhP6.75 billion or approximately Php4.9043 per share.
Nature and amount of consideration given or received:
Please refer to “Price per share”.
Principle followed in determining the amount of consideration:
The Purchase Price is based on the agreed implied equity valuation for the Sale Shares representing 100% of Sky’s total issued and outstanding capital stock less recorded payables and contingent liabilities of Sky as of 31 December 2022, which will be retained from and after closing date (the “Closing Date”), based on the latest Audited Financial Statements of Sky and the due diligence review conducted by PLDT.

Terms of payment:

Subject to the fulfillment of certain conditions precedent, the Purchase Price shall be payable as follows:

(a)
the amount of PhP6,345,000,000.00, representing 94% of the Purchase Price, subject to any adjustment as provided under the Sale and Purchase Agreement, shall be paid on the Closing Date; and
(b)
the balance of the Purchase Price in the amount of PhP405,000,000.00, representing 6% of the Purchase Price, subject to any adjustment as provided under the Sale and Purchase Agreement, shall be paid upon delivery of the Certificate Authorizing Registration/Tax Clearance issued by the Bureau of Internal Revenue for the sale and purchase transaction and compliance with other post-closing deliverables.

Conditions precedent to closing of the transaction, if any:

Conditions precedent to closing include:

(a) obtaining all applicable government approvals and clearances;

(b) termination or cessation of operations by Sky of its pay TV and cable businesses;

(c) required consents and corporate actions having been obtained; and

(d) payment of the Purchase Price.

Any other salient terms:
None.
Identity of the person(s) from whom the shares were acquired or to whom they were sold:
PLDT will acquire the Sale Shares from Sky Vision Corporation, ABS-CBN Corporation, and Lopez, Inc.
Nature of any material relationship with the Issuer, its directors/ officers, or any of its affiliates:
None.
Effect(s) on the business, financial condition and operations of the Issuer, if any:

Please refer to the “Rationale for the transaction including the benefits which are expected to be accrued to the Issuer as a result of the transaction” for the effects of the proposed acquisition on PLDT’s business and operations.

For the effects on PLDT’s financial condition, the proposed acquisition of the broadband business of Sky through the purchase of 100% of its total issued and outstanding capital stock, will result in the full consolidation of Sky in PLDT’s financial statements. The financial condition of PLDT, including its leverage, is not expected to be significantly affected by the proposed acquisition.

Other Relevant Information:

Picazo Buyco Tan Fider & Santos and AlphaPrimus Advisors advised PLDT on this transaction while the law firms of Romulo Mabanta Buenaventura Sayoc & Delos Angeles and Quiason Makalintal advised the Sellers.

11. Item 9 (Other events)

Attached herewith is PSE Disclosure Form 4-2 in relation to PLDT’s proposed acquisition of the broadband business and its related assets of Sky Cable Corporation (“Sky”) through the purchase of 100% of Sky’s total issued and outstanding capital stock.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this Report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

March 16, 2023

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/ Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date: March 16, 2023